

September 20, 2011

Via E-mail
Wendy Cassity, Esq.
Vice President, General Counsel, and Secretary
Thompson Creek Metals Company Inc.
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120

> **Re:** **Thompson Creek Metals Company Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 8, 2011**
> **File No. 333-175782**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-33783**

Dear Ms. Cassity:

We have reviewed your filings and response letter dated September 9, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 18- Income and Mining Taxes, page 136

1. We have read your response to prior comment six in our letter to you dated August 22, 2011, and unfortunately, we are unable to agree with your conclusion with respect to your 2009 financial statements due to the significance of the error in relation to net loss for the year. We believe it will be necessary for you to amend your filing to restate your 2009

and 2010 financial statements. Please include the disclosures required by FASB ASC 250-10-50-7 and 8, as applicable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3707 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ellen Sheedy (via e-mail)